UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. IC-30209 /September 20, 2012

_____

In the Mater of   :

PRUCO LIFE INSURANCE COMPANY
PRUCO LIFE FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT
PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY
PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE
ANNUITY ACCOUNT

751 Broad Street, Newark, NJ 07102

PRUDENTIAL ANNUITIES LIFE ASSURANCE CORPORATION
PRUDENTIAL ANNUITIES LIFE ASSURANCE CORPORATION VARIABLE
ACCOUNT B

One Corporate Drive, Shelton, CT 06484

ADVANCED SERIES TRUST

Gateway Center Three, 100 Mulberry Street, Newark, NJ 07102

ALLSTATE LIFE INSURANCE COMPANY
ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

3100 Sanders Road, Northbrook, IL 60062

AND

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK
ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A

100 Motor Parkway, Suite 132, Hauppauge, NY 11788

(812-13990)

_____ :

ORDER PURSUANT TO SECTION 26(c) OF THE INVESTMENT COMPANY ACT
OF 1940, AS AMENDED (THE "ACT") GRANTING APPROVAL OF SUBSITUTION

AND AN ORDER PURSUANT TO SECTION 17(b) OF THE ACT GRANTING
EXEMPTION FROM SECTION 17(a) OF THE ACT.

Pruco Life Insurance Company ("Pruco Life"), Pruco Life Flexible Premium Variable
Annuity Account ("Pruco Life Variable Annuity Account"), Pruco Life Insurance
Company of New Jersey ("Pruco Life of New Jersey"), Pruco Life of New Jersey
Flexible Premium Variable Annuity Account ("PLNJ Variable Annuity Account"),
Prudential Annuities Life Assurance Corporation ("Prudential Annuities"), Prudential
Annuities Life Assurance Corporation Variable Account B ("Variable Account B"),
Allstate Life Insurance Company ("Allstate Life"), Allstate Financial Advisors Separate
Account I ("Separate Account I"), Allstate Life Insurance Company of New York
("Allstate New York" and collectively with Pruco Life, Pruco Life of New Jersey,
Prudential Annuities and Allstate Life, the "Insurance Companies"), Allstate Life of New
York Separate Account A ("Separate Account A" and collectively with Pruco Life
Variable Annuity Account, PLNJ Variable Annuity Account, Variable Account B and
Separate Account I, the "Separate Accounts"), and Advanced Series Trust ("AST") filed
an application on December 9, 2011 and an amended and restated application on August
23, 2012.   The Insurance Companies and the Separate Accounts are referred to herein
collectively as the "Substitution Applicants." Pruco Life, Pruco Life of New Jersey and
Prudential Annuities, Pruco Life Variable Annuity Account, PLNJ Variable Annuity
Account, Variable Account B and AST are collectively referred to as the "Section 17
Applicants." The Substitution Applicants seek an order of the Commission pursuant to
Section 26(c) of the Act, approving the substitution of shares of the AST Franklin
Templeton Founding Funds Allocation Portfolio for shares of the Franklin Templeton
VIP Founding Funds Allocation Fund, a series of Franklin Templeton Variable Insurance
Products Trust, held by the Separate Accounts to fund certain individual variable annuity
contracts issued by the Insurance Companies. The Section 17 Applicants seek an order
pursuant to Section 17(b) of the Act exempting them from Section 17(a) of the Act to the
extent necessary to permit them to engage in certain in-kind transactions in connection
with the substitution.

A notice of the filing of the application was issued on August 29, 2012 (Release No. IC-
30186). The notice gave interested persons an opportunity to request a hearing and stated
that an order granting the application would be issued, unless a hearing should be
ordered. No request for a hearing has been received, and the Commission has not
ordered a hearing.

The matter has been considered, and it is found that the substitution is consistent with the
protection of investors and the purposes fairly intended by the policy and provisions of
the Act.

 It is also found that the terms of the proposed transactions, including the consideration to
be paid or received, are reasonable and fair and do not involve overreaching on the part
of any person concerned; the proposed transactions are consistent with the policy of each
registered investment company concerned, as recited in its registration statement and

reports filed under the Act; and the proposed transactions are consistent with the general purposes of the Act.

Accordingly,

IT IS ORDERED, pursuant to section 26(c) of the Act that the proposed substitution is approved; and

IT IS FURTHER ORDERED pursuant to section 17(b) of the Act, that the requested exemption from section 17(a) of the Act, be, and hereby is, granted, effective forthwith.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Kevin M. O'Neill
Deputy Secretary